Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
816.983.8362
fax: 816.983.8080
eric.gervais@huschblackwell.com
July 22, 2009
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise North American Energy Corporation (the “Company”) File Numbers 811-21700; 333-158403
To the Commission:
             On April 3, 2009, the Company filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization (the “Reorganization”) of Tortoise Gas and Oil Corporation (“TGO” and together with the Company, each a “Fund”) with and into the Company. On June 16, 2009, the Company filed Pre-Effective Amendment No. 1 to the Registration Statement. On July 9, 2009, the Company received comments on Pre-Effective Amendment No. 1 to Registration Statement from Larry L. Greene of the Commission staff by telephone call with the undersigned. The following sets forth the comments of the Commission staff and the Company’s responses to those comments. The Company has simultaneously filed Pre-Effective Amendment No. 2 to the Registration Statement to respond to the comments received from the Commission staff.
1.           Comment:      The answer to the Q&A question “Why is the Reorganization being Recommended?” provides a specific percentage total when discussing operating expense savings. Please explain how this percentage is derived.
               Response:      The description of the operating expense percentage savings in question for stockholders of TYN has been revised to reflect that it is based on the pro forma analysis as of May 31, 2009. The pro forma analysis is included in the fees and expenses table. The expenses savings for stockholders of TYN is derived by subtracting the pro forma combined fund net annual expenses of 2.70% from TYN’s net annual expenses of 3.01% as disclosed in the annual expense table. The expense savings for stockholders of TGO is derived by subtracting the pro forma combined fund net annual expenses of 2.70% from TGO’s net annual expenses of 3.92% as disclosed in the annual expense table.
              For the information of the Staff, these expense savings result primarily from both the elimination of duplicative expenses and spreading the continuing expenses over a larger pool of

July 22, 2009

assets. The eliminated duplicative expenses will include the following expenses currently incurred by TGO: legal fees and expenses, audit fees and expenses, directors fees and expenses, registration costs, and the fees assessed by the transfer agent and administrator. After these expenses are eliminated, the remaining expenses are spread over the assets of both TYN and TGO. The resulting “economics of scale” further enhance the percentage reduction in expenses for all stockholders.
2.           Comment:      Current disclosure in the Q&A question “Why is the Reorganization being Recommended?” provides as follows. “It is not currently expected that the aggregate amount of distributions received by common stockholders of TGO will change significantly following the Reorganization as a result of the Reorganization. Although the distribution amounts paid per share on the common stock of each Fund differ, because TGO common stockholders will receive shares of common stock of TYN with an equivalent NAV in the Reorganization, any such differences in distribution amount should be offset by the number of shares of common stock of TYN received in the Reorganization.” Please explain to the staff whether the portion of the distributions paid by each Fund that constitute return of capital are materially different, and, if materially different, what impact such a difference would have on the foregoing disclosure.
              Response:      The portion of the distributions paid by each Fund that constitute return of capital are not materially different and are not expected to be materially different from the combined fund.
3.           Comment:      Please add disclosure to the statement of additional information stating that no investments on the Pro Forma Schedule of Investments need to be marked as securities that may need to be sold as a result of the Reorganization.
              Response:      The requested disclosure has been added.
4.           Comment:      Please explain to the staff the difference between the line items “Payable to Adviser” and “Deferred Advisory Fees” in the Pro Forma Combined Statement of Assets and Liabilities.
              Response:      The line item “Payable to Adviser” reflects the net current advisory fee payable as of November 30, 2008 for TYN and TGO in accordance with their respective Investment Advisory Agreements. This total was paid to the Adviser subsequent to the quarter ended December 31, 2008. The line item “Deferred Advisory Fees” reflects the balance of TGO’s advisory fee deferred pursuant to the provisions TGO’s Investment Advisory Agreement limiting the cash payment of advisory fees.
*       *       *       *       *

July 22, 2009

            If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Very truly yours,
/s/ Eric J. Gervais
Eric J. Gervais

cc:	Mr. Terry C. Matlack Mr. Larry L. Greene